UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 33-37345

Dow AgroSciences Employee Savings Plan (f/k/a The DowElanco Employee Savings Plan)
(exact name of registrant as specified in its charter)

9330 Zionsville Road
Indianapolis, IN 46268-1054
(317) 337-3000

(address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Participants' Interests in the Dow AgroSciences Employee Savings Plan
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]                 Rule 12h-3(b)(1)(ii) [ ]

Rule 12g-4(a)(1)(ii)[ ]                 Rule 12h-3(b)(2)(i)  [ ]

Rule 12g-4(a)(2)(i) [ ]                 Rule 12h-3(b)(2)(ii) [ ]

Rule 12g-4(a)(2)(ii)[ ]                 Rule 12h-3(b)(3)     [ ]

Rule 12h-3(b)(1)(i) [X]                 Rule 15d-6           [X]

Approximate number of holders of record as of the certification or notice date:

None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dow AgroSciences Employee Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 5, 2004

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN,
SUCCESSOR BY MERGER TO THE DOW
AGROSCIENCES EMPLOYEE SAVINGS PLAN

BY: /S/ FRANK H. BROD
NAME: Frank H. Brod
TITLE: Attorney-in-Fact